UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
( Amendment No. 3 )

IOWA FIRST BANCSHARES CORP.
(Name of Issuer)

COMMON SHARES
(Title of Class of Securities)

46246F202
(CUSIP Number)

RIAN D. WATERMAN, ESQ. LANE & WATERMAN LLP 220 N. MAIN ST. STE 600 DAVENPORT, IA 52801 (563) 324-3246
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

DECEMBER 31, 2013
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[   ]  Rule 13d-1(b)
[X]  Rule 13d-1(c)
[   ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46246F202

1.	Names of reporting persons. AVERY PARTNERS, LLC I.R.S. Identification Nos. of above persons (entities only). 13-4229786

2.	Check the appropriate box if a member of a group (see instructions)

(a)

(b) [X]

3.	SEC use only

4.	Citizenship or Place of Organization United States of America

Number of shares bene- ficially by owned by each reporting person with	5. Sole Voting Power 82,965

6. Shared Voting Power -0-

7. Sole Dispositive Power 82,965

8. Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 82,965

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (11) 7.37%

12.	Type of Reporting Person (See Instructions) 00 Limited Liability Company

Item 1.

(a) Name of issuer:	Iowa First Bancshares Corp.

(b) Address of issuer's principal executive offices:

300 E. 2nd Street

Muscatine, IA 52761

Item 2.

(a) Name of person filing:	Avery Partners, LLC

(b) Address or principal business office or, if none, residence:

515 Sterling Drive

P.O. Box 639

Walcott, IA 52773

(c) Citizenship:	United States of America

(d) Title of class of securities:	Common Shares

(e) CUSIP No.:	46246F202

Item 3.  If this statement is filed pursuant to §§240.13d–1(b) or 240.13d–2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a–8);

(e) [ ] An investment adviser in accordance with §240.13d–1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with §240.13d–1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G);

(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a–3);

(j) [ ] A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k) [ ] Group, in accordance with §240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.  Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)  Amount beneficially owned: 82,965.

(b)  Percent of class: 7.37%.

(c)  Number of shares as to which the person has:

(i)  Sole power to vote or to direct the vote 82,965.

(ii) Shared power to vote or to direct the vote 0        .

(iii) Sole power to dispose or to direct the disposition of 82,965.

(iv) Shared power to dispose or to direct the disposition of 0      .

Item 5. Ownership of 5 Percent or Less of a Class.

N/A

Item 6.  Ownership of More than 5 Percent on Behalf of Another Person.

N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

N/A

Item 8.  Identification and Classification of Members of the Group.

N/A

Item 9.  Notice of Dissolution of Group.

N/A

Item 10. Certifications.

(a)   The following certification shall be included if the statement is filed pursuant to §240.13d–1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b)
The following certification shall be included if the statement is filed pursuant to §240.13d–1(b)(1)(ii)(J), or if the statement is filed pursuant to §240.13d–1(b)(1)(ii)(K) and a member of the group is a non-U.S. institution eligible to file pursuant to §240.13d–1(b)(1)(ii)(J):

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to [insert particular category of institutional investor] is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

(c)	The following certification shall be included if the statement is filed pursuant to §240.13d–1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    January 27, 2014

AVERY PARTNERS, LLC:

By:	/s/ William I. Moon
Name:	William I. Moon
Title:	President